FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                  HSBC TO ACQUIRE WESTPAC SUB-CUSTODY BUSINESS
                          IN AUSTRALIA AND NEW ZEALAND

The Hongkong and Shanghai Banking Corporation Limited has entered into an agreement with Westpac to acquire its sub-custody business in Australia and New Zealand. The consideration will be up to A$150 million (approximately US$112.5 million) subject to the business meeting certain performance standards over a six month transition period.

The acquisition is expected to be completed by 31 August 2006. Completion of the transaction is subject to obtaining the necessary regulatory approval.

HSBC is a global market leader in the provision of sub-custody services, operating in 37 markets in Asia-Pacific, the Middle East, Europe and Latin America. The HSBC Group provides securities services to global custodians, fund managers, broker dealers and other financial institutions worldwide and is responsible for servicing client sub-custody assets of over US$1 trillion.

Nick Bryan, Head of HSBC Securities Services in Asia-Pacific, said: "There is established demand among institutional clients for regional securities custody services. The addition of Westpac's sub-custody business to our existing presence in Australasia means that we will match the market leading position we already hold in the rest of the Asia-Pacific region. Many of Westpac's clients already use our sub-custody services in other markets and the acquisition will position us as a major provider in Australasia.

"This acquisition also supports HSBC's strategy in Australia and New Zealand - making full use of the Group's strengths and participating in market opportunities where we have a strong competitive advantage. The acquisition is strategically important, making the Australasian market the third largest by assets among HSBC's sub-custody businesses in the Asia-Pacific region."

Notes to editors:

1. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 76 countries and territories and assets of US$1,502 billion at 31 December 2005, is one of the world's largest banking and financial services organisations.

Further information can be found at www.hsbc.com.hk

2. HSBC in Australia
In Australia, the HSBC Group offers an extensive range of financial services through a network of 32 branches and offices. These services include personal and commercial financial services, trade finance, treasury and financial markets, financial planning and securities custody. Principal HSBC Group members operating in Australia include HSBC Bank Australia Limited (ABN 48006434162), HSBC Precious Metals (Australia) Limited (ABN 98 001 930 392) and HSBC Bank plc (ABN 98067329015). HSBC is marketed worldwide as 'the world's local bank'.

Further information can be found at www.hsbc.com.au

3. HSBC in New Zealand
In New Zealand, the HSBC Group offers an extensive range of financial services through a network of eight branches and offices. These services include personal and commercial financial services, trade finance, treasury and financial markets, corporate banking, investment advisory and securities custody. The principal HSBC Group member in New Zealand is The Hongkong and Shanghai Banking Corporation Limited.

Further information can be found at www.hsbc.co.nz

4. Westpac
Westpac provides a full range of consumer, business and corporate banking and wealth management services. It is the fourth largest Australian bank and is ranked in the top 10 publicly listed companies in Australia by market capitalisation. Westpac has operated as a sub-custodian in the Australian and New Zealand markets for over 60 years.

Further information can be found at www.westpac.com.au


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 July 2006